FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

PLANE DEAL

The *Plane Talk* weekly merger update
JULY 8, 2005



Bankruptcy Court Hearing Centers on Plan of Reorganization

On July 7, the judge overseeing US Airways' bankruptcy held a hearing to review any bids submitted to compete with America West's merger proposal and to review Airways' Plan of Reorganization, or POR.

Since no proposals were submitted during the 30-day bid period, the hearing was focused on the POR and the addition of Tudor Investments, whose $65 million contribution was confirmed late the night before (see below for details). In light of the last-minute additional equity, the judge gave the US Airways creditors' committee additional time to review the POR, meaning at press time, it had not yet been accepted.

What does this mean for America West and the merger progress? The airlines will continue on a path toward merging while they await final acceptance of POR, which is expected shortly, and continue to seek approvals of a number of parties, including America West shareholders and the Air Transportation and Stabilization Board (ATSB). Pending these approvals – as well as the possibility that other serious offers may still be presented to the bankruptcy court – the final approval won't occur until the close date toward the end of September.

Tudor Commits $65 Million

On Thursday, the Tudor Investment Corporation agreed to become the sixth investor in a combined airline proposed by America West Airlines and US Airways. The Tudor Investment Corporation will add $65 million in new equity bringing the total amount of new equity to $565 million.

The Tudor Investment Corporation is part of the Tudor Group, which currently manages more than $11 billion and is involved in active trading, investing and research in the global equity, debt, currency and commodity markets.


Tudor Investment Corporation $65 million
Peninsula Investment Partners LP $50 million
Eastshore Holdings LLC $125 million
Wellington Management Co. LLP $150 million
ACE Aviation Holdings Inc. $75 million
PAR Investment Partners LP $100 million

The investors in the new company

TABLE OF CONTENTS

To-Dos .... Page 2
Opt-In Reminder .... Page 2
Recent FAQs .... Page 3
Quirky Question .... Page 4
Notable Quotes .... Page 4
Town Hall Schedule .... Page 4

RESOURCES

awaCompass.com	AWA employee Web site
CEO Weekly Hotline	(888) 292-5087 and (480) 693-4487
Merger Voicemail Hotline	(866) 766-4682 and (480) 693-1330
Plane Talk	Monthly newsletter mailed to homes
Plane Deal	Weekly newsletter distributed at work
Managers and Supervisors	They're there to answer your questions
E-mail	merger@americawest.com
Employee Assistance Program	(800) 837-4292 or www.holmangroup.com

July 8, 2005 An America West Employee Publication Plane Deal Issue Eight

PLANE DEAL Where Do Things Stand? To-Do List Of Merger Approval Process DOJ...check; New equity...check (and ongoing); Since the May 19 merger announcement, we’ve made progress in securing the necessary approvals to merge. As we move closer to the late September/early October anticipated close date, we still await critical approvals, including AWA’s shareholder vote and the Air Transportation Stabilization Board’s okay. Following is an illustration of our “ ings to do:” Things to do Opting In Is Easy As 1-2-3! Now you can get news as it happens in your personal e-mail! Compass now offers employee news sent directly to an e-mail account you specify. All you have to do is opt-in by going to awa-Compass.com (COMMUNICATION>>Opt-In). Sign up for any or all of the following: Employee Communications
This includes executive’s letters, Get on board 2005 results and other time-sensitive information that is sent out as it occurs. HP Today
Daily e-newsletter that covers what’s happening at AWA. Plane Deal
Weekly newsletter dedicated to the merger discussion. Plane Talk
Monthly employee newsletter. Don’t worry.... We won’t bog down your inbox with chain letters and ads for wonder creams. When you opt-in you’ll receive a no-tification telling you that the latest version of our communication tools are ready for you to read before it hits the press. Don’t delay, opt-in today! PLANE DEAL 2

P L A N E D E A L

FAQs From YOU

The channels of communication are open and employees are using them to ask good questions. Here are some recently submitted questions:

Q: Since the merger announcement, what has been the attrition rate at AWA?
A: Attrition is calculated monthly and, at this point, the most recent numbers available from Human Resources are for May, which was the month of the merger announcement (May 19). According to HR records, in the month of May, approximately 230 employees left the company. That number is up slightly compared to May 2004 when approximately 180 employees left AWA.



Ronnie Marr, an SNA Supervisor, airs his question during the June 30 Town Hall in LAX.

Q: What plans are being made to train AWA Flight Attendants (FAs) on the 767 and A330 aircraft? Rumor has it that US Airways FAs will fly with those planes through a temporary base in Phoenix.
A: At this point, nothing has been confirmed on the topic of flight attendant training. In addition, there are no immediate plans to start flying 767s and A330s out of Phoenix by using a temporary base in PHX. While we do want to start gaining the revenue and route synergies as soon as possible, there are operational integration processes that will have to be worked out.

Also, remember that the flight attendant groups will not be merged right away, meaning current AWA FAs will not be trained on US Airways aircraft for some time. In the interim, AWA crews will work AWA aircraft only and US Airways crews will only work US Airways aircraft. This is part of the "operating under two separate operating certificates" plan that the FAA requires when airlines merge or combine operations.

> *"While we do want to start gaining the revenue and route synergies as soon as possible, there are operational integration processes that will have to be worked out."*

Q: A recent press release indicated a reduction of ownership by HP in the new Company. Will this affect how we do business going forward after the merger? Will the new equity investors be directing how the new company operates in the future?
A: When the merger was originally announced, four investors had made financial commitments to the new airline. At that time, their combined share in the new company was 41 percent. Since that announcement, two others – Wellington Management and Tudor Investments – have also committed to investing in the new company, meaning the combined shares of new investors is now higher (slightly more than 50 percent).

What this means is that the other two stakeholders – AWA shareholders and select US Airways Group creditors, have seen their percentage shrink slightly. Their ownership – although worth the same dollar amount – represents a smaller amount of ownership in the new Company.

To answer the rest of the question, three of those investors (PAR, Eastshore and ACE) will each have one representative on the new Company's board. To the degree that any Board member influences the company, the same would be expected here. That includes overseeing certain committees (finance, compensation, audit, etc.) and providing general guidance and oversight to management as management runs the airline.

Q: Are all of the aircraft being returned to lessors leased by GECAS?
A: Yes, the 10 aircraft that we plan to return are leased by GECAS.

Q: Do we know the scheduled dates for taking delivery of the new planes?
A: As of today we anticipate pushing back the delivery of the A319 and A320 aircraft (11 total) from 2006 to 2009.



Jan Kaufman, administrative coordinator, and Murray Bauer, station manager, make the trip north to the LAX Town Hall from the SAN field station.

PLANE DEAL 3

PLANE DEAL Quirky Question e big news this week wasn’t of the judge’s hearing or the Tudor investment. Rather, media questions focused on US Airways’ announcement that free pretzels would be no longer. A sample question (and the second appearance of inflight snacks in the QQ): “Given that America West continues to serve pretzels on its flights, how will the merger of the two airlines be affected by the change in US Airways pretzel service?” TOWN HALL July 12 SFO 3 p.m. SCHEDULE July 25 T4 3:30 p.m. Aug 9 LAS 12:30 p.m. & 8 p.m. A crowd of 50 employees, representing stations throughout Southern Calif., joined Doug and Jeff McClelland at the June 30 Town Hall in LAX. NotableQuotes
“If it all works out, a new low-fare US Air could cause trouble for Delta, United and American Airlines, which count on moving passengers from the West Coast to the East Coast.” - Henry Dubroff, editor of Santa Barbara, Calif.-based Pacific Coast Business Times (Source: Pacific Coast Business Times) “I would like to express that I believe in this management team at AWA and would not have come to work here if for one minute I thought that the management team was weak. e quality of your work is well noted, but has really shined since 9/11.” -Stacey Vigie, AWA Flight Attendant Following is legal language, which we’re required to print on each internal and external publication related to the merger. FORWARD-LOOKING STATEMENTS Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/ameri-cawest/ed gar.cfm and http://investor.usairways.com/edgar.cfm, respectively. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed transaction, US Airways has filed a registration statement, including a proxy statement of America West, and other materials with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/ameri-cawest/ed gar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. PARTICIPANTS IN THE SOLICITATION America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction. PLANE DEAL JULY 8, 2005 ISSUE EIGHT Plane Deal is a weekly publication created by Corporate Communications to keep employees informed during the merger process. Editor: Andy Wagner Contact: (480) 693-5883 merger@americawest.com PLANE DEAL 4

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ repo rts to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, US Airways has filed a registration statement, including a proxy statement of America West, and other materials with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.